

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Lee Lefkowitz
Chief Executive Officer
PotNetwork Holdings, Inc.
3531 Griffin Road
Ft. Lauderdale, FL 33312

> **Re: PotNetwork Holdings, Inc.**
> **Schedule 14C Information Statement**
> **Filed October 29, 2020**
> **File No. 000-55969**

Dear Mr. Lefkowitz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences